FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 11, 2007

Item 3: News Release:

A news release dated and issued on January 11, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Exploration update on the Bathurst Zinc Base Metals Mining Camp.

Item 5: Full Description of Material Change:

Vancouver, B.C., January 11, 2007 – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the diamond drilling program on the Bathurst Zinc Base Metals Mining Camp has resumed after a brief holiday break. Xstrata Zinc Canada is operating four drill rigs on pre-established targets, on behalf of El Niño, along Camel Back, Mount Fronsac North, and on the Willett Option properties. In addition, the Titan 24 ground geophysical survey has outlined numerous targets that justify the need of four rigs operating simultaneously on the Bathurst Mining Camp. The fourth rig is now operating in an area located just between the past producing Brunswick No.6 mine and the Brunswick No. 12 mine, one of the largest zinc producing mines in Canada.

This is the first year of a two year 23,500 meter drill program that began in October 2006 and will continue until March 2007. A total of 9000 meters have been drilled to date. Assay results have been released from this first 9,000 meters, and returned zinc values reaching up to 8.63% ZN over 0.70 meters included in an interval of 7.48% Zn over 1.30 meters.

El Niño has secured the financing necessary for the second year of the program that will extend from April 1st, 2007 to March 31st, 2008. The second year of the Bathurst Option will include another very intensive diamond drilling campaign with several 10,000’s metres of drilling.

El Niño is also poised to announce new acquisitions of base metal projects over the next few months that will solidify the Company as a significant mineral explorer in various regions of the world.

The foregoing is subject to regulatory approval

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of January 2007.